JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-[illegible]

Jardines

Jardine Matheson Limited
48th Floor Jardine House
[illegible]
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

15th April 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

08002236

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
Dr Richard Lee	Transfer of shares held under the joint holding of spouse and child to the joint holding of the Director and spouse *	11/04/2008	-31,476 +31,476	N/A N/A

* *Following the transfer, Dr Richard Lee's interest in the 31,476 ordinary shares has changed from the interest of a connected person to direct interest. There has been no change in the total number of shares in which he is interested.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

END

[S:\Carrie\FL\DIR\2008\2k80415rl (JMH)\p.1